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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2016
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Heritage Securities, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS


AMERICAN
HERITAGE SECURITIES
INC.

AMERICAN HERITAGE SECURITIES, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2015

AMERICAN HERITAGE SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS



SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDER
AMERICAN HERITAGE SECURITIES, INC.

We have audited the accompanying statement of financial condition of American Heritage Securities, Inc. (the Company) as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Heritage Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary financial information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
February 18, 2016

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

ASSETS		
Cash ($30,000 of which is restricted as an escrow deposit)		$ 142,110
Marketable securities ($20,000 of which is restricted as an escrow deposit)		31,608
Commissions receivable		15,728
Prepaid federal income taxes		5,992
Property and equipment, net		8,315
		$ 203,753

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable		$ 7,868
Accrued liabilities		11,789
		19,657
STOCKHOLDER'S EQUITY		
Common stock (15 shares authorized, issued, and outstanding)	$ 45,000	
Retained earnings	139,096	184,096
		$ 203,753

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2015

REVENUES	
Commissions	$ 708,972
Management fees	319,936
Investment income	3,794
Net unrealized gain on marketable securities	660
	1,033,362
EXPENSES	
Commissions	744,557
Depreciation	2,625
Office related expenses	2,467
Other expenses	37,467
Payroll taxes and benefits	14,759
Professional fees	10,500
Registration fees	7,095
Rent	42,000
Salaries and wages	143,605
Telephone	3,207
	1,008,282
INCOME BEFORE PROVISION FOR INCOME TAXES	25,080
PROVISION FOR INCOME TAXES	5,455
NET INCOME	$ 19,625

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock	Retained Earnings	Total
Balance at January 1, 2015	$ 45,000	$ 369,854	$ 414,854
Net income	-	19,625	19,625
Dividends	-	(250,383)	(250,383)
Balance at December 31, 2015	$ 45,000	$ 139,096	$ 184,096

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 19,625
Adjustments to reconcile net income to net cash used in operating activities:		
Add back (deduct): Items not affecting cash		
Depreciation	$ 2,625	
Unrealized gain on marketable securities	(660)	
Cash provided by (used in) changes in the following items:		
Decrease in commissions receivable	7,430	
Increase in prepaid federal income taxes	(5,992)	
Decrease in deposits	2,200	
Decrease in accounts payable	(14,200)	
Decrease in accrued liabilities	(13,389)	(21,986)
Net cash used in operating activities		(2,361)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(1,264)	
Net cash used in investing activities		(1,264)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		(167,158)
NET INCREASE IN CASH		(170,783)
CASH - BEGINNING OF YEAR		312,893
CASH - END OF YEAR		$ 142,110

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:

INCOME TAXES	$ 15,686

NON-CASH FINANCING ACTIVITIES

During the year ended December 31 , 2015 the Company distributed $83,225 of investments as a dividend.

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Businesses

American Heritage Securities, Inc. (the Company) was incorporated in 1991 for the purpose of operating as a broker-dealer in securities. The Company operates as an introducing broker, whose services are limited to accepting customer orders. The Company has a business relationship with an independent clearing broker who is responsible for processing and settling customer transactions on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Marketable Securities

The Company determines the appropriate classification of its investments in marketable securities at the time of purchase, in accordance with GAAP, and reevaluates such determinations at each balance sheet date. As of December 31, 2015, all investments in securities were classified as held primarily for sale during the Company's normal operating cycle and have been reported at fair value, with unrealized gains and losses recognized in earnings. For purposes of determining realized gains and losses, the cost of securities sold is based on specific identification.

Restricted escrow deposits consist of government bonds. These deposits are restricted in accordance with the Company's agreement with its independent clearing broker, who is responsible for processing and settling customer transactions on a fully disclosed basis.

Commissions Receivable

Commissions receivable are from clearing organizations and mutual funds, and are stated at the amount management expects to collect from outstanding balances related to commission fees and gains. Since these relate to commission fees receivable from customers, an allowance for doubtful accounts is not deemed necessary by management, nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is provided by the use of straight-line methods over the following estimated useful lives of the assets:

Furniture and fixtures	3 - 5	years
Office equipment	3 - 5	years
Vehicle	5	years

Revenue Recognition

Commission income and related commission expenses are recorded on a settlement-date basis, which does not differ significantly from a trade-date basis.

Income Taxes

The Company has elected under the Internal Revenue Code to be taxed as a C Corporation. The current provision for Federal and city income taxes totaled $5,455 for the year ended December 31, 2015. There are no material differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The provision for income taxes differs from that which would be expected from applying the Federal statutory rate to income before income taxes due to the differential in income tax rates for various income brackets.

Subsequent Events

The Company evaluated subsequent events through February 18, 2016, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness. At December 31, 2015, the Company exceeded all net capital requirements.

AMERICAN HERITAGE SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

3. MARKETABLE SECURITIES

Marketable securities, as of December 31, 2015, consist of equities and fixed income securities. Original cost, fair value and unrealized changes in market value at December 31, 2015 are summarized below:

	Original Cost	Unrealized Gain	Fair Value
Fixed income securities:			
Unrestricted	$ 29,722	$ 1,886	$ 31,608

4. FAIR VALUE OF INVESTMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories:

- Level 1 – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists, or in instances where prices vary substantially over time or among brokered market makers.

- Level 3 – Model derived valuations in which one or more significant inputs of significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the assets or liabilities based on the best available information.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

4. FAIR VALUE OF INVESTMENTS (continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015:

Fixed income securities - Valued at quoted market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants; the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

All of the Company's investments are considered to be Level 1.

5. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with EGI Financial, Inc. (EGI). EGI is a related entity owned by the Company's sole stockholder. As compensation for this arrangement, the Company receives a management fee equal to 77% of EGI's advisory fee revenue. During the year ended December 31, 2015, management fees from EGI totaled $312,063

The Company leases office space from its sole stockholder under a one year lease that renews annually with monthly payments of $3,500. Rent expense for the year ended December 31, 2015 totaled $42,000.

6. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2015 consists of:

Furniture and fixtures	$ 37,777
Office equipment	14,561
Vehicle	30,943
	83,281
Less: Accumulated depreciation	(74,966)
Property and equipment, net	$ 8,315

7. RETIREMENT PLAN

The Company has a defined contribution retirement plan (the Plan) that meets the requirements of a "Savings Incentive Match Plan for Employees" (SIMPLE), as defined by the Internal Revenue Code. For the year ended December 31, 2015, the Company contributed $3,229 to the Plan.

8. INDEMNIFICATION

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services, to the Company. The maximum potential amounts of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will be required to make significant payments under these arrangements and, therefore, no contingent liability has been recorded in the accompanying financial statements.

9. RISKS AND UNCERTAINTIES

The Company's marketable securities are exposed to various risks such as interest rate, market and credit risks. The Company could incur losses or gains as a result of changes in the fair value of the securities and such changes could materially affect the Company's financial condition.

AMERICAN HERITAGE SECURITIES, INC.

SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3

Not applicable due to exemption under Section (k)(2)(ii) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION

There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(ii) of Rule 15c3-3.

See the Report of Independent Registered Public Accounting Firm.

AMERICAN HERITAGE SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2015

FORM X-17A-5 LINE		
COMPUTATION OF NET CAPITAL:		
1	Total stockholder's equity from statement of financial condition	$ 184,096
2	Less: Stockholder's equity not allowable for net capital	-
3	Total stockholder's equity qualified for net capital	184,096
6D	Total other deductions	(15,607)
8	Net capital before haircuts on security positions	168,489
9	Haircuts on securities pursuant to 15c3-1	(1,422)
10	Net capital	$ 167,067
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
11	Minimum net capital required	$ 1,310
12	Minimum dollar requirement	$ 5,000
13	Net capital requirement	$ 5,000
14	Excess net capital	
	Net capital	$ 167,067
	Less: Net capital requirement	(5,000)
	Total	$ 162,067
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$ 161,067
AGGREGATE INDEBTEDNESS:		
16 and 19	Aggregate indebtedness liabilities	$ 19,657
20	Percent of aggregate indebtedness to net capital	11.77%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the Report of Independent Registered Public Accounting Firm.

AMERICAN HERITAGE SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2015

	AUDITED	UNAUDITED	INCREASE (DECREASE)
COMPUTATION OF NET CAPITAL:			
Total stockholder's equity from statement of financial condition	$ 184,096	$ 184,096	$ -
Other deductions	(15,607)	(15,607)	-
Haircuts on securities pursuant to 15c3-1	(1,422)	(1,422)	-
Net capital	$ 167,067	$ 167,067	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum dollar requirement	$ 1,310	$ 1,310	$ -
Net capital requirement	$ 5,000	$ 5,000	$ -
Excess net capital			
Net capital	$ 167,067	$ 167,067	$ -
Less: Net capital requirement	(5,000)	(5,000)	-
Total	$ 162,067	$ 162,067	$ -
Net capital, less certain adjustments	$ 161,067	$ 161,067	$ -
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 19,657	$ 19,657	$ -
Percent of aggregate indebtedness to net capital	11.77%	11.77%	-
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	-

See the Report of Independent Registered Public Accounting Firm.

ASSERTIONS REGARDING EXEMPTION PROVISIONS

I, as member of management of American Heritage Securities, Inc. ("we" or "the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. § 15c3-3(k) by operating under the exemption provided by 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions").

Statement Regarding Meeting Exemption Provision:

We have met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

American Heritage Securities, Inc.

By:



2-11-16

Date



SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE STOCKHOLDER
AMERICAN HERITAGE SECURITIES, INC.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions from SEC Rule 15c3-3, in which (1) American Heritage Securities, Inc. (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
February 18, 2016

Akron 3320 W Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6605 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA



SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

TO THE STOCKHOLDER
AMERICAN HERITAGE SECURITIES, INC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by American Heritage Securities, Inc. (AHS) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating AHS's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). AHS's management is responsible for AHS's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
February 18, 2016

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA